10.70

FIRST AMENDMENT TO EXECUTIVE BENEFIT AGREEMENT

This First Amendment to Executive Benefit Agreement (the "Amendment”) is made and entered into as of August 3, 2012 ("Effective Date") by and between Symmetry Medical, Inc., a Delaware corporation, and Thomas J. Sullivan ("Mr. Sullivan").

WITNESSETH

WHEREAS, The Company and Mr. Sullivan have entered into an Employment Agreement consisting of an Offer Letter and Executive Benefit Agreement, both of which were dated as of January 3, 2011 (collectively they constitute the "Agreement"), and

WHEREAS, Company wishes to reward Mr. Sullivan for his outstanding performance and provide him and his family with security and comfort that Company will provide him with certain benefits in the event his employment is ever terminated;

WHEREAS, the Company and Mr. Sullivan desire to amend the Executive Benefit Agreement portion of the Agreement in certain respects to reflect the provision of enhanced severance and other benefits;

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by the parties, and in consideration of the following mutual undertakings, the Employment Agreement is amended as follows:

1.         Maintenance of Terms. Except to the extent specifically altered or amended by the terms of this Amendment, all terms of the Agreement shall remain in full force and effect.

2.         Severance Benefits. Paragraph 4 of the Executive Benefit Agreement addendum to the Agreement is deleted in its entirety and replaced with the following:

Severance Benefits. Following a termination of employment for any reason, Mr. Sullivan shall be paid, on the next regular payday, his earned but unpaid salary, at his then effective rate, for services performed through the date of termination and, within thirty (30) days following the termination, any earned but unpaid incentive bonus for any previous completed year. In addition, upon a Qualifying Termination, Mr. Sullivan shall receive the following benefits ("Severance Benefits"), less any amounts required to be withheld under applicable law, for twelve months following the Qualifying Termination (the "Severance Period"), subject to the conditions set forth in this Amendment or the Agreement, Mr. Sullivan's execution of a Release Agreement, and the expiration of any revocation period therein related to a Qualifying Termination.

a.	Company shall pay to Mr. Sullivan an amount equal to the higher of 2.99 times: i) his average annual cash compensation over the current and prior four years (or such shorter period should Mr. Sullivan not have been employed by Company for five years at the time of a Qualifying Termination) and his target cash compensation for the then-current year, inclusive of his salary and bonus, or ii) his then current annual target cash compensation (calculated using a target bonus level at 100% of salary or such higher percentage as is subsequently implemented). In no event shall Mr. Sullivan's target base salary or target annual bonus prior to the Qualifying Termination be less than Mr. Sullivan's base salary and target annual bonus on the date of the Agreement or any higher amount established after the date of this Agreement. The payments due hereunder shall be made on the Company's normal and customary pay days during the Severance Period.

b.	If the Qualifying Termination occurs within six (6) months preceding or twenty-four (24) months following a Change in Control, as defined in Section 2.f, then in lieu of the payments described in Section 2.a above, the Company shall pay Mr. Sullivan an amount equal to 2.99 times the average of his prior five years W-2 compensation and target total compensation for the then-current year (with target bonus calculated at 100% of salary or such higher figure as is subsequently agreed to by the parties) or such shorter period should Mr. Sullivan not have been employed for such period. In no event shall Mr. Sullivan's target base salary or target annual bonus prior to the Qualifying Termination be less than Mr. Sullivan's base salary and target annual bonus on the date of the Agreement or any higher amount established after the date of this Agreement. Such amount shall be paid to Mr. Sullivan in a single lump sum within sixty (60) days of the date of the Qualifying Termination. If the Qualifying Termination occurs within six (6) months preceding or twenty-four (24) months following a Change in Control, as defined in Section 2.f, then the number of months in the Severance Period shall be twenty-four (24).

c.	The following benefits and payments shall be provided during the Severance Period. The Company shall reimburse Mr. Sullivan for any amounts paid by Mr. Sullivan for COBRA continuation coverage for himself and his eligible dependents, reduced by an amount equal to the payments Mr. Sullivan made for such coverage immediately prior to the Qualifying Termination. If Mr. Sullivan's right to COBRA continuation coverage ends because Mr. Sullivan has enrolled in a group medical plan offered by a subsequent employer, Mr. Sullivan's reimbursement under this subsection shall end at the same time. If Mr. Sullivan's COBRA continuation coverage expires because Mr. Sullivan has received the maximum of 18 months of continuation coverage, the Company will continue to pay Mr. Sullivan the same monthly reimbursement amount for the remaining months in the Severance Period. Following the exhaustion of COBRA benefits, the Company will provide to Mr. Sullivan and his eligible dependents a supplemental medical benefit plan that approximates the benefits provided to its employees under its group medical plan(s) as they exist from time to time (the “Extended Health Benefits”). The Extended Health Benefits will be provided through the date that Mr. Sullivan or his spouse is eligible for other health care benefits, including but not limited to those offered by another employer or the state or federal governments.

d.	Notwithstanding anything to the contrary herein, if, as of the date Mr. Sullivan's employment terminates, Mr. Sullivan is a "key employee" within the meaning of Section 416(i) of the Internal Revenue Code (the "Code") and the Company has stock that is publicly traded on an established securities market or otherwise, any payment that constitutes deferred compensation because of employment termination will be suspended until the first day of the seventh month following the month in which Mr. Sullivan's last day of employment occurs. "Deferred compensation" means compensation provided under a nonqualified deferred compensation plan as defined in, and subject to, Section 409A of the Code.

e.	In the event that any benefits payable to Mr. Sullivan as a result of a Change in Control (i) constitute “parachute payments” within the meaning of Section 280G of the Code, and (ii) but for this Section 4.e, would be subject to the excise tax imposed by Section 4999 of the Code, then any Change in Control benefits hereunder shall be delivered to such lesser extent which would result in no portion of such benefits being subject to excise tax under Section 4999 of the Code. Unless the Company and Mr. Sullivan otherwise agree in writing, any determination required under this Section 4.f will be made in writing by independent public accountants as the Company and Mr. Sullivan agree (the “Accountants”), whose determination will be conclusive and binding upon Mr. Sullivan and the Company for all purposes. For purposes of making the calculations required by this Section 4.e, the Accountants may make reasonable assumptions and approximations concerning applicable taxes and may rely on reasonable, good faith interpretations concerning the application of Sections 280G and 4999 of the Code. The Company and Mr. Sullivan agree to furnish to the Accountants such information and documents as the Accountants may reasonably request in order to make a determination under this provision. The Company will bear all costs the Accountants may reasonably incur in connection with any calculations contemplated by this provision. Any reduction in payments and/or benefits required by this provision shall occur in the following order: (1) reduction of cash payments; (2) reduction of vesting acceleration of equity awards; and (3) reduction of other benefits paid or provided to Mr. Sullivan. In the event that acceleration of vesting of equity awards is to be reduced, such acceleration of vesting shall be cancelled in the reverse order of the date of grant for Mr. Sullivan’s equity awards. If two or more equity awards are granted on the same date, each award will be reduced on a pro-rata basis.

f.	As used in this Agreement, a "Change in Control" of the Company means:

i.	The acquisition by any individual, entity or group (a "Person") of beneficial ownership of fifty percent (50%) or more of the combined voting power of the then outstanding voting securities of the Company.

ii.	The replacement of a majority of members of the Board of Directors during any 12-month period by members whose appointment or election is not endorsed by a majority of the members of the Board of Directors prior to the date of the appointment or election;

iii.	A reorganization, merger or consolidation (a "Combination"), in each case, unless, following such Combination:

a.	more than fifty percent (50%) of the then combined voting power of the securities of the corporation resulting from such Combination is beneficially owned by all or substantially all of the individuals and/or entities who were the beneficial owners of the outstanding Company common stock immediately prior to such Combination in substantially the same proportions as their ownership of voting power immediately prior to such Combination, and

b.	at least a majority of the members of the board of directors of the corporation resulting from such Combination were members of the Company's Board at the time of the execution of the initial agreement providing for such Combination;

iv.	A complete liquidation or dissolution of the Company; or

v.	The sale or other disposition of all or substantially all of the assets of the Company.

Despite any other provision of this Section 4.e to the contrary, an event shall not constitute a Change in Control if it does not constitute a change in the ownership or effective control, or in the ownership of a substantial portion of the assets of, the Company within the meaning of Section 409A(a)(2)(A)(v) of the Code and its interpretive regulations.

g.	As used herein, any voluntary resignation by Mr. Sullivan shall be for "Good Reason" if the resignation follows any of these events: a material reduction in Mr. Sullivan's base salary or target bonus from its level as of the date of this Agreement or any higher level established hereafter (in a single or multiple reductions); a material reduction in Mr. Sullivan's duties or responsibilities from those that exist on the date of this Agreement or as established hereafter; or a material breach or repudiation by the Company of its obligations under this Agreement or any other agreement prescribing the terms and conditions of his employment.

3.         Complete Agreement. This Amendment shall not affect Mr. Sullivan's rights or duties under the 2004 Equity Incentive Plan, any successor equity incentive plan, the provisions of the 2012 Bonus Plan (with regard to terms, not target percentage), or any related equity, award or restriction agreements between Mr. Sullivan and the Company. With those exceptions, this Amendment, together with the Agreement, completely supersedes and replaces any other employment agreement or other agreement covering the same or similar terms and conditions of this Amendment and the Agreement, whether written or oral, between Company and Mr. Sullivan which was entered into prior to the date of this Agreement.

IN WITNESS WHEREOF, the parties have caused this Amendment to be executed and delivered as of the date set forth above.

SYMMETRY MEDICAL, INC.

By: _______________________________

Printed Name: _____________________

Title: _____________________________

MR. SULLIVAN:

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